UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

THE MINT LEASING, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

60447H107
(CUSIP Number)

Jerry Parish
323 N. Loop West,
Houston, Texas 77008
(713) 665-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Jerry Parish
2	Check the Appropriate Box if a Member of a Group (a) ☐ ( See Instructions) (b) ☐
3	SEC Use Only
4	Source of Funds ( See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7
 Sole Voting Power (see item 3 and Item 5 below)
A total of 163,208,377 voting shares which includes the following:
(a) 43,803,872 shares of common stock beneficially owned by Mr. Parish;
(b) 35,325,000 shares of common stock which Mr. Parish has the sole right to vote pursuant to a Voting Trust Agreement (defined below);
(c) 2,000,000 shares of the Registrant’s Series B Preferred Stock, which have the right to vote in aggregate the total number of voting shares of the Company plus 1 share (equal to 82,079,505 shares as of the date of this filing); and
(d) 2,000,000 shares issuable in connection with the exercise of outstanding options held by Mr. Parish.

	8	Shared Voting Power None
	9
 Sole Dispositive Power
(a) 43,803,872 shares of common stock beneficially owned by Mr. Parish;
(b) 2,000,000 shares of the Registrant’s Series B Preferred Stock; and
(c) Options to purchase 2,000,000 shares of the Registrant’s common stock held by Mr. Parish.

	10	Shared Dispositive Power None

11
 Aggregate Amount Beneficially Owned by Each Reporting Person

A total of 163,208,377 voting shares which includes the following:
(a) 43,803,872 shares of common stock beneficially owned by Mr. Parish;
(b) 35,325,000 shares of common stock which Mr. Parish has the sole right to vote pursuant to a Voting Trust Agreement (defined below);
(c) 2,000,000 shares of the Registrant’s Series B Preferred Stock, which have the right to vote in aggregate the total number of voting shares of the Company plus 1 share (equal to 82,079,505 shares as of the date of this filing); and
(d) 2,000,000 shares issuable in connection with the exercise of outstanding options held by Mr. Parish.

12	☐ Check if the Aggregate Amount in Row (11) Excludes Certain Shares X
13
Percent of Class Represented by Amount in Row (11)

98.2%, based on 82,079,504 shares of common stock issued and outstanding and 164,159,009 total voting shares (which number includes the 82,079,505 voting shares the outstanding Series B Preferred Stock votes) and assuming the exercise of the 2,000,000 Stock Options held by Mr. Parish.

14	Type of Reporting Person ( See Instructions) IN

 Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and restates, where indicated, the statement on Schedule 13D relating to the common stock of the Issuer filed by Jerry Parish (the “Reporting Person”) with the Securities and Exchange Commission on July 18, 2008 (the “Initial Schedule 13D”).

This Amendment No. 1 is being made to disclose certain changes in the beneficial ownership of the shares of common stock of the Issuer held by the Reporting Person.  Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Initial Schedule 13D.

This report relates to the common stock, $.001 par value per share, issued by The Mint Leasing, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 323 N. Loop West, Houston, Texas 77008.

Item 2. Identity and Background.

(a)	This report is filed on behalf of Mr. Jerry Parish, an individual.

(b)	Mr. Parish’s business address is 323 N. Loop West, Houston, TX 77008

(c)
Mr. Parish is a director and Chief Executive Officer of The Mint Leasing, Inc., whose principal business address is the same as Mr. Parish’s. Mr. Parish has been the Chief Executive Officer of The Mint Leasing, Inc. since its organization in May 1999.

(d)-(e)
During the last five years, Mr. Parish: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Parish is a citizen of the United States of America and a resident of the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration.

On or around September 30, 2009, Mr. Parish and the Company entered into a Mutual Release and Termination Agreement (the “Agreement”) with certain third party shareholders of the Company, pursuant to which Mr. Parish purchased an aggregate of 8,278,872 shares of the Company’s common stock held by such third parties in consideration for $250,000 and the transfer to such shareholders of approximately 125,000 shares of Arrayit Corporation (valued at $50,000).  In addition to the transfer of the shares, all parties to the Agreement agreed to release and discharge each other from any and all claims or rights which any party may have owed to any other party.  As a consequence of the Agreement, the third parties also agreed to waive any rights they may have had to the issuance of additional shares of the Company’s common stock in consideration for the conversion of certain promissory notes of the Company dating from 2005, 2006 and 2007.

Mr. Parish also purchased an additional 200,000 shares of common stock on or around July 15, 2009, for aggregate consideration of $20,000 from a third party in a private transaction.

Item 4. Purpose of Transaction.

Mr. Parish acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Parish may purchase additional securities of the Company or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Parish also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Parish does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer.

(a) and (b)
Mr. Parish beneficially owns and has the sole right to vote a total of 163,208,377 voting shares which includes the following:

(a) 43,803,872 shares of common stock beneficially owned by Mr. Parish; (b) 35,325,000 shares of common stock which Mr. Parish has the sole right to vote pursuant to a Voting Trust Agreement; (c) 2,000,000 shares of the Registrant’s Series B Preferred Stock, which have the right to vote in aggregate the total number of voting shares of the Company plus 1 share (equal to 82,079,505 shares as of the date of this filing); and (d) 2,000,000 shares issuable in connection with the exercise of outstanding options held by Mr. Parish, which voting shares total 98.2% of the Company’s total voting shares, based on 82,079,504 shares of common stock issued and outstanding and 164,159,009 total voting shares (which number includes the 82,079,505 voting shares the outstanding Series B Preferred Stock votes) and assuming the exercise of the 2,000,000 Stock Options held by Mr. Parish.

Not including the voting rights associated with the Series B Preferred Stock shares or the exercise of the Stock Options held by Mr. Parish, the 43,803,872 shares of common stock currently held by Mr. Parish and the 35,325,000 shares which Mr. Parish has the sole right to vote pursuant to the Voting Trust Agreement (defined below), total 53.4% of the Company’s total issued and outstanding common stock shares.

No other person has the right to dispose or direct the disposition of the common stock shares beneficially owned by Mr. Parish (other than the 32,325,000 shares owned by Mr. Garcia, as described above, which shares Mr. Garcia has the power to dispose or direct the disposition of), Series B Preferred Stock or Stock Options beneficially owned by Mr. Parish.

(c)	See Item 3, above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock (other than the 32,325,000 shares owned by Mr. Garcia, as described above, which shares Mr. Garcia has the power to direct the receipt of dividends from or the proceeds from the sale of such shares of common stock), Series B Preferred Stock or Stock Options beneficially owned by Mr. Parish.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Parish has the right pursuant to a Voting Trust Agreement, which remains in effect until December 31, 2009, to vote a total of 35,325,000 shares of common stock beneficially owned by Victor Garcia as described in greater detail in the Initial Schedule 13D (the “Voting Trust Agreement”).

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1*	Voting Trust Agreement dated July 10, 2008 between Jerry Parish and Victor Garcia

* Filed as an exhibit to the Initial Schedule 13D filing and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2009	By:	/s/ Jerry Parish
Jerry Parish